

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Michael F. Sullivan
Chief Executive Officer
Amerityre Corporation
1501 Industrial Road
Boulder City, Nevada 89005

> **Re: Amerityre Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed September 11, 2020**
> **File No. 000-50053**

Dear Mr. Sullivan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing